SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

ASTROTECH CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

046484101
(CUSIP Number)

John T. Unger
SMH Capital Advisors, Inc.
600 Travis, Suite 5800
Houston, TX 77002
(713) 993-4645
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)

July __, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 046484101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: SMH Capital Advisors, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 76-0224835
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

709,474
	8	SHARED VOTING POWER:

3,731,178
	9	SOLE DISPOSITIVE POWERS:

4,809,861
	10	SHARED DISPOSITIVE POWER:

Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,809,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No. 046484101	Page 3 of 7 Pages

Table of Contents

Item 1: Security and Issuer.

This statement relates to the common stock, no par value per share (“Securities”), issued by Astrotech Corporation (formerly Spacehab, Incorporated) (the “Issuer”) whose principal executive offices are located at 907 Gemini Street, Houston, Texas 77058-2762

Item 2: Identity and Background.

(a-c, f) This Schedule D is being filed by:

SMH Capital Advisors, Inc., a Texas corporation (“SMH”). SMH is an investment adviser registered under the Investment Advisers Act of 1940. SMH has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D.

The principal business address of SMH is 4800 Overton Plaza, Suite 300, Ft. Worth Texas 76109.

Attached as Appendix A is information concerning the executive officers and directors of SMH required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH. SMH is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”).

SMH Group is a Texas corporation and the parent of SMH. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

The Securities of the Issuer reported in Item 5 were acquired on behalf of the investment advisory clients of Sterling, under discretionary authority granted to SMH.

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

The respective investment advisory clients of SMH acquired approximately $35,101,000 in principal amount of the Issuer’s 8% Convertible Subordinated Notes due 2007 (the “2007 Notes”) between March and November 2004. In November 2005, the 2007 Notes were exchanged for 5% Senior Convertible Notes due 2010 (“Senior Notes”). In October 2007, the Senior Notes were exchanged for shares of common stock and Series C Convertible Preferred Stock and in November 2007, the shares of Series C Preferred Stock were converted into shares of common stock. All assets used to purchase Securities were assets of these respective clients and none were assets of SMH.  In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any

On July 10, 2009, SMH entered into an Investors’ Agreement with Trace Partners, LP, a Nevada limited  partnership (“Trace Partners”), Curtiswood Capital, LLC, a Tennessee limited liability company, Trace Management, LLC, a Nevada limited liability company, Robert Scott Nieboer, and Mark Forward Eberle (collectively, the “Investors”), pursuant to which SMH agreed to vote all of the Securities over which it has voting control (a) to elect such persons as shall be mutually determined by and acceptable to the Investors to the Board of the Directors including in possible opposition to certain of the current directors; and (b) to effectuate a change in certain senior members of management in order to align the business direction of the Issuer with the objectives of the Investors, as shareholders of the Issuer.

CUSIP No. 046484101	Page 4 of 7 Pages

On Monday, July 13, 2009, SMH met with Thomas B. Pickens III, Chief Executive Officer of the Issuer, and John Porter, Senior Vice President of the Issuer. After a review of current strategic direction of the Issuer, SMH requested to withdrawal of the investors group affiliated with Trace Partners and was granted the withdrawal on Tuesday, July 14, 2009

Effective July 14, 2009, the parties to the Investors’ Agreement consented to its termination and SMH withdrew as a member of the group.

The Securities reported in this filing have been acquired for investment purposes on behalf of client accounts over which SMH has discretionary investment authority.

In pursuing such investment purposes, SMH may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Securities, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, SMH will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities and other investment considerations. Consistent with its investment research methods and evaluation criteria, SMH may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, SMH modifying its clients' ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

SMH reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, SMH is deemed to be the beneficial owner of 4,809,861 Shares representing 29.47% of the outstanding shares. Various investment advisory clients of SMH are deemed to be a beneficial owner of the Securities pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares under certain circumstances. In all cases, persons other than SMH have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Securities. SMH’s clients may terminate their investment advisory agreements without penalty upon appropriate notice.

To the knowledge of SMH, no individual client holds more than 5% of the class of Securities. SMH disclaims beneficial ownership of all such Securities. SMH has the sole voting power with respect to 709,474 shares and sole dispositive power with respect to 4,809,861 shares representing 29.47% of the outstanding shares. SMH has shared voting power with respect to 3,731,178 shares, representing 22.86% of the outstanding shares.

c) Information regarding transactions in the Securities within the past sixty days is as follows:

SMH have had no transactions in the Securities within the past sixty days.

CUSIP No. 046484101	Page 5 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition with respect to Securities owned by discretionary accounts of SMH are established in written investment advisory agreements between clients and SMH, which are entered into in the normal and usual course of the business of SMH as a registered investment adviser and which are generally applicable to all securities purchased for the benefit of each such discretionary account.  There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.  In connection with voting, SMH may be allowed or directed to vote the proxies received by discretionary accounts.

From January 10, 2009, to January 14, 2009, SMH was a party to an Investors’ Agreement pursuant to which it agreed vote the Securities over which it exercised voting discretion to elect such persons as shall be mutually determined by the Investors for election to the Board of Directors of the Issuer and to seek to effectuate a change in certain senior members of management of the Issuer. Except for the Investors’ Agreement, there are no contracts, arrangements, understandings or relationships to which SMH is a party with any other person with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 7.2           Investors Agreement dated July 10, 2009, incorporated by reference to Exhibit 7.2 to the Schedule 13D filed on July 10, 2009, by Trace Partners, LP, Curtiswood Capital, LLC, Trace Management, LLC, Robert Scott Nieboer, Mark Forward Eberle, and SMH.

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2009

SMH CAPITAL ADVISORS, INC.

By:	/s/ Jeff Cummer
Jeff Cummer, President

CUSIP No. 046484101	Page 6 of 7 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 4800 Overtoan Plaza, Suite 300, Fort Worth, Texas. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Jeffrey A. Cummer	President and Director
Dwayne A. Moyers	Senior Vice President, Assistant Secretary, and Chief Investment Officer and Director
George L. Ball	Director
Stephen R. Cordill	Director
Rick Berry	Vice President and Secretary
Leslie Jallans	Chief Compliance Officer
John T. Unger	General Counsel

CUSIP No. 046484101	Page 7 of 7 Pages

Appendix A-1

Directors and Executive Officers of
Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board and Chief Executive Officer
Ben T. Morris	Director
Fredric M. Edelman	Director and President
Don A. Sanders	Director, Vice Chairman
W. Blair Waltrip	Director, private investor
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries Inc
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Scott McClelland	Director, President of H-E-B’s Houston and Central Market Division
Albert W. Niemi, Jr.	Director, Dean of the Edwin L. Cox School of Business at Southern Methodist University
Rick Berry	Chief Financial Officer
Bruce R. McMaken	Executive Vice President
John T. Unger	Senior Vice President and General Counsel